
August 3, 2021

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

> **Re: MacKenzie Realty Capital, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Response dated July 2, 2021**
> **File No. 024-11503**

Dear Mr. Dixon:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A, Response dated July 2, 2021

Cover Page

1.   We note your response to comment 1. Please revise to clarify whether your redemption program continues to be suspended.

Management Compensation, page 2

2.   We note your response to comment 2 that you reimburse the advisers for a portion of the salaries and benefits paid to some of the named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisers, break out the amounts paid pursuant to the asset management fee, acquisition fee, incentive management fee and the reimbursement provision, and

within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Preferred Stock
Preferred Dividend, page 78

3. We note your response to comment 4. Please revise the disclosure on page 11 to clarify that the distribution is a term of the preferred shares in the charter and the board can suspend the distribution at any time.

Management's Discussion and Analysis, page 81

4. We note your revised disclosure beginning on page 89 regarding the properties in your portfolio and your references to consolidated and unconsolidated properties. Please revise to clarify your ownership percentage in the unconsolidated properties and update the property disclosure to reflect any newly consolidated properties.

General

5. We note your response to comment 7, including that you added disclosure to the Offering Circular to disclose that MacKenzie REIT resulted from the merger of an old limited partnership sponsored by an unaffiliated third-party in 1987. We are unable to locate such disclosure and continue to believe that you should include more detailed narrative summary disclosure describing your management's and your advisers' experience with real estate programs. In addition, please revise to describe any material adverse business developments experienced by any prior programs, or advise us why such disclosure is not material.

6. We note your responses to comments 8, 9, 10 and 11. We have forwarded your responses to the Division of Investment Management, and we may have further comments.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rebecca Taylor